FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Informa[redacted] personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement [redacted] securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made publi[redacted] jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any [redacted]d representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in e[redacted]d, at the address(es) or telephone number(s) set out on the back of this report.

02049492

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC BOOKER MINERALS INC.

129 82-1984

SUPP

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY 16 MONTH 08 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAM[redacted]**NSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: STEVENSON

GIVEN NAMES: JOHN PAUL

NO. / STREET / APT: 1702-1166 ALBERNI STREET

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6E 3Z3

BUSINESS TELEPHONE NUMBER: 604-681-8556

BUSINESS FAX NUMBER: 604-687-5995

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND +SEC

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	271119								1	
COMMON	14308								2	DIACAN VENT.
COMMON	190841	16 08 02	10		500	5.00		190341	1	
		16 08 02	10		2000	5.00		188341	1	
		21 08 02	10		1500	5.00		186841	1	

PROCESSED AUG 30 2002 THOMSON FINANCIAL P

02 AUG 27 AM 8:49

ATTACHMENT ☐ YES ☐ NO

BOX 6. REMARKS

I own 100% of Diacan Ventures. DLW 8/27

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): J. PAUL STEVENSON

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 26 MONTH 08 YEAR 02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE